Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$
Available earnings:
Earnings before income taxes	212	261	322	324
Add fixed charges:
Interest expense incurred	20	32	117	83
Amortization of debt expense and discount	4	2	9	5
Interest portion of rental expense	3	3	8	8

Total earnings as defined	239	298	456	420

Fixed charges:
Interest expense incurred	20	32	117	83
Amortization of debt expense and discount	4	2	9	5
Interest portion of rental expense	3	3	8	8

Total fixed charges	27	37	134	96
Ratio of earnings to fixed charges	8.9	8.1	3.4	4.4